Exhibit 99.1

Xunlei Announces $20 million Share Buyback Program

SHENZHEN, China, March 31, 2022 (GLOBE NEWSWIRE) — Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), a leading innovator of shared cloud computing and blockchain technology in China, today announced that the Board of Directors of the Company has approved a plan under which the Company may repurchase up to US$20 million of its shares over the next 12 months. The board will review the share repurchase program periodically and adjust its size and terms as necessary.

Under the proposed plan, repurchases may be made from time to time on the open market at the prevailing market prices and via a trading algorithm, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The shares to be repurchased can be both its ADSs and common shares. The repurchase plan will be funded from the Company’s cash balance. As of December 31, 2021, the Company had cash, cash equivalent and short-term investments of approximately US$239 million, and the balance of bank borrowings was about US$20.2 million which is used to finance the construction of the Company’s research and development and headquarters building.

Mr. Jinbo Li, chairman and the chief executive officer of Xunlei, stated “The new buyback program reflects the Board of Director’s continuing confidence in the Company’s financial strengths and operating outlook. We reviewed the Company’s current financial conditions, projected capital expending and operating budget for 2022 and believe it is prudent to initiate this share buyback program while preserving sufficient capital to pursue further business growth.”

About Xunlei

Founded in 2003, Xunlei Limited (NASDAQ: XNET) is a leading innovator in shared cloud computing and blockchain technology in China. Xunlei provides a wide range of products and services across cloud acceleration, shared cloud computing, blockchain and digital entertainment to deliver an efficient, smart and safe internet experience.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the management's quotations, the "Outlook" and "Guidance" sections in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the risk that COVID-19 or other health risks in China or globally could adversely affect the Company's operations or financial results; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

CONTACT:

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 8633 8443